FRAN STOLLER
Partner

345 Park Avenue	Direct	212.407.4935
New York, NY 10154-1895	Main	212.407.4000
	Fax	212.214.0706
	fstoller@loeb.com

August 3, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stone Tan China Acquisition Corp.
Form S-1 Registration Statement
File No. 333-142729

Dear Mr. Reynolds:

On behalf of our client, Stone Tan China Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (No. 333-142729) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 4 is being filed to include the members of the underwriting syndicate on the front and back covers and the “Underwriting” section, to reflect in the “Principal Stockholders” table the ownership of a portion of Mr. Stone’s shares in a family trust that he controls and to add disclosure of a new tax regulation under “Government regulations relating to taxation”.  Other minor changes have been made to correct inconsistencies in disclosure language in the Registration Statement.

Your prompt attention to this filing and the prior filing would be greatly appreciated.  The Company is hoping to be able to submit its request for acceleration of the effective date within the next two weeks. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Giovanni Caruso at (212) 407-4866.

Sincerely,

/s/ Fran Stoller

Fran Stoller

Partner